UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 7

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ENEL AMÉRICAS S.A.

(Name of Issuer)

Shares of Common Stock, No Par Value

American Depositary Shares Representing

50 Shares of Common Stock (the “ADSs”)

(Title of Class of Securities)

29274F104

(CUSIP Number)

Enel S.p.A.

Viale Regina Margherita 137

00198 Rome

Italy

Attn: Fabio Bonomo

Head of Corporate Affairs

Tel: +39 06 8305 2081

Fax: +39 06 8305 2129

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A

CUSIP No. 29274F104	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enel S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,634,845,201 shares of Common Stock (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 32,634,845,201 shares of Common Stock (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,634,845,201 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8% (See Item 5)
14	TYPE OF REPORTING PERSON CO

Explanatory Note

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the Statement on Schedule 13D, which was originally filed jointly by Enel S.p.A, an Italian societá per azioni (“Enel” or the “Reporting Person”), Enel Latinoamérica, S.A. (“ELA”), a Spanish socieded anónima, formerly named Endesa Latinoamérica, S.A., and Enel Iberoamérica, S.R.L. (“EIA”), a Spanish socieded de responsabilidad limitada, formerly named Enel Energy Europe, S.R.L., with the U.S. Securities and Exchange Commission (the “SEC”) on November 3, 2014 (“Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed on August 12, 2016, Amendment No. 2 to Schedule 13D filed on December 6, 2016, Amendment No. 3 to Schedule 13D filed on October 15, 2018, Amendment No. 4 to Schedule 13D filed on March 20, 2019, Amendment No. 5 to Schedule 13D filed on March 22, 2019 and Amendment No. 6 to Schedule 13D filed on April 10, 2019, as specifically set forth herein.

Except as set forth below, all previous Items are unchanged.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety to read as follows:

On October 23, 2014, as part of Enel’s previously announced plan to reorganize its activities in Iberia and Latin America described below, Enel, through its wholly-owned subsidiary EIA, purchased 29,762,213,531 shares of Enel Américas held directly and indirectly by Endesa S.A. (“Endesa”), a Spanish sociedad anónima (the “Acquisition”). The Acquisition was made pursuant to a Stock Acquisition Agreement (the “Agreement”) between EIA and Endesa. The aggregate purchase price was €8.25 billion, based on an approximate implied value per share of Enel Américas’ Common Stock of 215 Chilean pesos. The Acquisition was approved by the Board of Directors of Endesa on September 17, 2014 and the shareholders of Endesa on October 21, 2014.

Prior to the Acquisition, Enel and EIA held an indirect ownership interest in Enel Américas through EIA’s ownership interest in Endesa. In July 2014, Enel announced a plan to reorganize the Enel Group’s activities in Iberia and Latin America by grouping its Latin American operation under EIA and focusing Endesa’s businesses on the Iberian market. The reorganization was implemented by means of the Acquisition and an extraordinary cash dividend that was paid on October 29, 2014.

On April 22, 2015 Enel requested that the Board of Directors of Enel Américas consider and analyze a potential corporate reorganization process involving Enel Américas, Empresa Nacional de Electricidad S.A. (“Endesa Chile”) and Chilectra S.A. (“Chilectra”) that would separate their businesses and assets in Chile from those in Argentina, Brazil, Colombia and Peru so that the Chilean businesses and the non-Chilean businesses may be grouped by geographic area (the “Reorganization”). The respective Boards of Directors of Enel Américas, Endesa Chile and Chilectra determined in November 2015 that the Reorganization, including the Merger (as defined below), would be in the best interests of their respective companies and the Boards of Enel Américas, Endesa Chile and Chilectra subsequently determined that the Reorganization would involve (i) each of Endesa Chile and Chilectra separating its Chilean and non-Chilean businesses by means of a “división” or “demerger” under Chilean law and spinning off Endesa Américas S.A. (“Endesa Américas”) and Chilectra Américas S.A., respectively, followed by Enel Américas separating its Chilean and non-Chilean businesses, including the shares of the demerged entities of Endesa Chile and Chilectra, also by means of a “división” or “demerger” under Chilean law and spinning off Enersis Chile S.A. (collectively, the “Spin-Offs), (ii) a tender offer by Enel Américas for all of the shares of Endesa Américas (including in the form of ADSs) (the “Tender Offer”) and (iii) the merger of the companies holding the non-Chilean businesses of Enel Américas, Endesa Chile and Chilectra after the Spin-Offs (Enel Américas, Endesa Américas and Chilectra Américas S.A.), with Enel Américas as the surviving company (the “Merger”). The Spin-Offs were completed on April 26, 2016. The Tender Offer was successfully completed on October 28, 2016.

The Merger, which was approved by the shareholders of Enel Américas, Endesa Américas and Chilectra Américas on September 28, 2016, became effective on December 1, 2016. As a result of the effectiveness of the Merger, Endesa Américas and Chilectra Américas ceased to exist as separate corporate entities and Enel Américas continued as the surviving company. In connection with the Merger, holders of Endesa Américas shares and ADSs (other than Enel Américas) received 2.8 shares of Enel Américas’ Common Stock for each share of Endesa Américas and 1.68 ADSs of Enel Américas for each ADS of Endesa Américas, respectively. The holders of Chilectra Américas (other than Enel Américas) received 4.0 shares of Enel Américas’ Common Stock for each share of Chilectra Américas. In addition, on November 9, 2016, Enel Américas purchased 119,092,152 shares of Enel Américas’ Common Stock from stockholders of Enel Américas that exercised their statutory merger dissenters’ withdrawal rights in connection with Merger. Such purchase was made using a portion of the proceeds of Enel Américas’ $600 million registered bond offering completed on October 25, 2016.

Page 3 of 8 Pages

During 2016, ELA, a wholly-owned subsidiary of EIA, was merged into EIA. In 2017, a cross-border demerger of EIA was implemented, pursuant to which EIA spun off, among other things, its interest in Enel Américas to a new Italian company, Enel South America S.r.l. (“ESA”). During 2017, ESA merged into Enel, which resulted in Enel directly holding 51.8% of Enel Américas’ Common Stock.

On October 15, 2018, Enel entered into two Share Swap Transactions (the “Swap Transactions”) with a financial institution in order to increase its percentage ownership of Enel Américas. Pursuant to the Swap Transactions, Enel may acquire up to 1,895,936,970 shares of Enel Américas’ Common Stock and up to 19,533,894 of Enel Américas’ ADSs. The amount payable for any shares of Enel Américas’ Common Stock acquired will be based on the prices at which such financial institution establishes its hedge with respect to the corresponding Swap Transaction, and the amount payable for any Enel Américas’ ADSs acquired will be based on the volume-weighted average prices of Enel Américas’ ADSs during the period in which such financial institution establishes its hedge with respect to the corresponding Swap Transaction. Enel’s payment obligations under the Swap Transactions will be funded through internal cash flow generation and existing debt capacity. The Swap Transactions are in line with Enel’s strategic plan previously announced to the markets, which remains focused on the buy-out of minority interests in South America. For additional information regarding the Swap Transactions, see Item 6 below.

On February 27, 2019, Enel Américas announced that it is proposing to undertake a capital raise structured as an offering of shares of Common Stock pursuant to preemptive subscription rights for cash (the “Proposed Offering”). On April 30, 2019, the shareholders of Enel Américas approved the Proposed Offering. Enel intends, subject to market conditions, to subscribe shares of Enel Américas’ Common Stock corresponding to its current stake in Enel Américas by exercising preemptive subscription rights.

On March 18, 2019, Enel and the financial institution amended the Swap Transaction related to Enel Américas’ ADSs to provide that such Swap Transaction would settle on the 21st calendar day following Enel’s election to terminate such Swap Transaction. Previously, the Swap Transaction related to Enel Américas’ ADSs provided that such Swap Transaction would settle on the 61st calendar day following Enel’s election to terminate the Swap Transaction. On the same date as the date of the amendment described above, Enel elected to terminate and settle the Swap Transaction related to Enel Américas’ ADSs, pursuant to which Enel acquired 18,931,352 Enel Américas’ ADSs from the financial institution at a price of approximately $8.70 per ADS. Settlement of the Swap Transaction related to Enel Américas’ ADSs occurred on April 8, 2019.

On March 22, 2019, Enel and the financial institution amended the Swap Transaction related to Enel Américas’ Common Stock to (a) increase the number of shares of Enel Américas’ Common Stock that Enel may acquire pursuant to such Swap Transaction to up to 1,926,064,070 shares of Enel Américas’ Common Stock, as may be further increased in light of the Proposed Offering, and make certain conforming changes related thereto, (b) amend certain terms of such Swap Transaction in light of the Proposed Offering, including, among other matters, to allow Enel to participate in the Proposed Offering and to account for the imposition of any restricted period under Regulation M under the Exchange Act in relation thereto, and (c) provide that Enel may elect to partially terminate such Swap Transaction.

On April 4, 2019, Enel elected to partially terminate the Swap Transaction related to Enel Américas’ Common Stock with respect to 1,707,765,225 shares of Enel Américas’ Common Stock (the “Partial Termination Number of Shares”) and to settle the Partial Termination Number of Shares through an auctioneer auction (remate martillero) on the Santiago Stock Exchange. The auction took place on April 9, 2019. As the highest bidder in the auction, Enel acquired the Partial Termination Number of Shares. The amount payable for the Partial Termination Number of Shares was 116.01 Chilean pesos per share (approximately US$0.17 per share). Enel received the Partial Termination Number of Shares on or about April 11, 2019. The Swap Transaction related to Enel Américas’ Common Stock remained in effect with respect to 218,298,845 shares of Enel Américas’ Common Stock (the “Remaining Number of Shares”).

On May 14, 2019, Enel elected to terminate the Swap Transaction related to Enel Américas’ Common Stock with respect to the Remaining Number of Shares and to settle the Remaining Number of Shares through an auctioneer auction (remate martillero) on the Santiago Stock Exchange. The auction took place on May 17, 2019. As the highest bidder in the auction, Enel will receive the Remaining Number of Shares on or about May 22, 2019. The amount payable for the Remaining Number of Shares will be 107.55 Chilean pesos per share (approximately US$0.15 per share). The Swap Transaction related to Enel Américas’ Common Stock will terminate following settlement of the Remaining Number of Shares.

The Reporting Person, as majority shareholder of the Issuer, had and continues to have control over the Issuer, both prior to and after the Acquisition, the Reorganization and the Swap Transactions. The Reporting Person intends to review its investment in the Issuer and have discussions with representatives of the Issuer and/or other stockholders of the Issuer and other parties from time to time and, as a result thereof, may at any time and from time to time determine to take any available course of action and may take any steps to implement any such course of action. Such review, discussions, actions or steps may

Page 4 of 8 Pages

involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D enumerated below, including acquisitions of additional shares of Enel Américas’ Common Stock in the Proposed Offering. The Reporting Person specifically reserves the right to propose changes in the board of directors or management of the Issuer, to purchase or sell, or to cause its affiliates to purchase or sell, shares of Enel Américas’ Common Stock or ADSs, to engage in short selling or any hedging or similar transaction with respect to Enel Américas’ Common Stock or ADSs, or to change its intentions with respect to any and all matters referred to in this Item 4, although the Reporting Person does not have any present plans or proposals that would result in a change of control of the Issuer. Any action or actions the Reporting Person might undertake in respect of Enel Américas’ Common Stock and/or ADSs will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the price level and liquidity of the shares of Enel Américas’ Common Stock and ADSs; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments.

Except to the extent set forth above, or in any other Item hereof, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the following matters set forth in Item 4 of Schedule 13D:

(a)	The acquisition or disposition by any person of additional securities of the Issuer, except as described above;
(b)	An extraordinary corporate transaction involving the Issuer or any of its subsidiaries such as a merger, reorganization, or liquidation;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Paragraphs 5(a), 5(b) and 5(c) of Item 5 are hereby amended and restated to read as follows:

(a) As of May 17, 2019, Enel Américas had 57,452,641,516 shares of Common Stock outstanding. Enel beneficially owned 32,634,845,201 shares of Enel Américas’ Common Stock, representing 56.8% of the Common Stock of Enel Américas outstanding as of such date.

(b) Enel may be deemed to have sole voting and dispositive power with respect to an aggregate of 32,634,845,201 shares of Enel Américas’ Common Stock that it directly owns. The responses of the Reporting Person to Rows (7) through (10) of the cover page of this Statement are incorporated herein by reference.

(c) Except as described in this Amendment No. 7, there have been no transactions in shares of Enel Américas’ Common Stock or any securities directly or indirectly convertible into or exchangeable for shares of Enel Américas’ Common Stock, by the Reporting Person, since the date that is 60 days prior to the date of this Amendment No. 7.

Page 5 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Items 6 is hereby amended and restated to read in its entirety as follows:

On October 15, 2018, Enel entered into two Swap Transactions relating to up to 1,895,936,970 shares of Enel Américas’ Common Stock and up to 19,533,894 of Enel Américas’ ADSs, respectively. The Swap Transactions give Enel the right to acquire up to such number of shares of Enel Américas’ Common Stock (subject to the cash settlement provisions described below) and Enel Américas’ ADSs, respectively, from the financial institution that is counterparty thereto on dates that are expected to occur no later than the fourth quarter of 2019. The number of shares of Enel Américas’ Common Stock, if any, and Enel Américas’ ADSs (in each case, the “Number of Shares”) actually acquired by Enel pursuant to the Swap Transactions will depend on such financial institution’s ability to establish its hedge positions with respect to the Swap Transactions. The amount payable for any shares of Enel Américas’ Common Stock acquired (the “Common Stock Equity Notional Amount”) will be based on the prices at which such financial institution establishes its hedge with respect to the corresponding Swap Transaction, and the amount payable for any of Enel Américas’ ADSs acquired (the “ADS Equity Notional Amount”) will be based on the volume-weighted average prices of Enel Américas’ ADSs during the period in which such financial institution establishes its hedge with respect to the corresponding Swap Transaction. Enel will settle the Swap Transaction relating to Enel Americas’ ADSs by paying the ADS Equity Notional Amount and receiving the Number of Shares from the financial institution. Enel has the right to settle the Swap Transaction relating to Enel Americas’ Common Stock either by paying the Common Stock Equity Notional Amount and receiving the Number of Shares from the financial institution or by receiving or paying, as the case may be, an amount in cash based on the difference between the Common Stock Equity Notional Amount and the aggregate price at which the financial institution disposes of its hedge with respect to such Swap Transaction (the “Final Equity Notional Amount”). If the Common Stock Equity Notional Amount exceeds the Final Equity Notional Amount, Enel will pay the difference to the financial institution, and if the Final Equity Notional Amount exceeds the Common Stock Equity Notional Amount, the financial institution will pay the difference to Enel. Even if Enel elects cash settlement of the Swap Transaction relating to Enel Americas’ Common Stock, it expects to acquire the Number of Shares from the financial institution or from third parties, in each case through one or more transactions on the Santiago Stock Exchange. Prior to settlement, Enel will not have any right to dispose of or vote any shares of Enel Américas’ Common Stock or Enel Américas’ ADSs acquired or held by such financial institution as a hedge in connection with the corresponding Swap Transaction.

On March 18, 2019, Enel and the financial institution amended the Swap Transaction related to Enel Américas’ ADSs to provide that such Swap Transaction would settle on the 21st calendar day following Enel’s election to terminate such Swap Transaction. Previously, the Swap Transaction related to Enel Américas’ ADSs provided that such Swap Transaction would settle on the 61st calendar day following Enel’s election to terminate the Swap Transaction. On the same date as the date of the amendment described above, Enel elected to terminate and settle the Swap Transaction related to Enel Américas’ ADSs, pursuant to which Enel acquired 18,931,352 Enel Américas’ ADSs from the financial institution at a price of approximately $8.70 per ADS. Settlement of the Swap Transaction related to Enel Américas’ ADSs occurred on April 8, 2019.

On March 22, 2019, Enel and the financial institution amended the Swap Transaction related to Enel Américas’ Common Stock to (a) increase the number of shares of Enel Américas’ Common Stock that Enel may acquire pursuant to such Swap Transaction to up to 1,926,064,070 shares of Enel Américas’ Common Stock, as may be further increased in light of the Proposed Offering, and make certain conforming changes related thereto, (b) amend certain terms of such Swap Transaction in light of the Proposed Offering, including, among other matters, to allow Enel to participate in the Proposed Offering and to account for the imposition of any restricted period under Regulation M under the Exchange Act in relation thereto, and (c) provide that Enel may elect to partially terminate such Swap Transaction.

On April 4, 2019, Enel elected to partially terminate the Swap Transaction related to Enel Américas’ Common Stock with respect to 1,707,765,225 shares of Enel Américas’ Common Stock (the “Partial Termination Number of Shares”) and to settle the Partial Termination Number of Shares through an auctioneer auction (remate martillero) on the Santiago Stock Exchange. The auction took place on April 9, 2019. As the highest bidder in the auction, Enel acquired the Partial Termination Number of Shares. The amount payable for the Partial Termination Number of Shares was 116.01 Chilean pesos per share (approximately US$0.17 per share). Enel received the Partial Termination Number of Shares on or about April 11, 2019. The Swap Transaction related to Enel Américas’ Common Stock remained in effect with respect to 218,298,845 shares of Enel Américas’ Common Stock (the “Remaining Number of Shares”).

On May 14, 2019, Enel elected to terminate the Swap Transaction related to Enel Américas’ Common Stock with respect to the Remaining Number of Shares and to settle the Remaining Number of Shares through an auctioneer auction (remate martillero) on the Santiago Stock Exchange. The auction took place on May 17, 2019. As the highest bidder in the auction, Enel will receive the Remaining Number of Shares on or about May 22, 2019. The amount payable for the Remaining Number of Shares will be 107.55 Chilean pesos per share (approximately US$0.15 per share). The Swap Transaction related to Enel Américas’ Common Stock will terminate following settlement of the Remaining Number of Shares.

Page 6 of 8 Pages

Except as described above or elsewhere in this Amendment No. 7, neither the Reporting Person, nor to its knowledge, any executive officer or director of the Reporting Person, has any other contracts, arrangements, understandings or relationships with any persons with respect to the securities of the Issuer.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2019	ENEL S.P.A.

	By:	/s/ Fabio Bonomo
		Name:	Fabio Bonomo
		Title:	Head of Corporate Affairs